FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                              ---------------------

                       PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        DATE OF REPORT: NOVEMBER 14, 2005

                              ---------------------

                          COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




                 DELAWARE                               86-1052062
         (STATE OF INCORPORATION)           (IRS EMPLOYER IDENTIFICATION NUMBER)

   2700 SANDERS ROAD, PROSPECT HEIGHTS,                   60070
                  ILLINOIS
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)


                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ( ) Written communications pursuant to Rule 425 under the Securities Act
         (17 CFR 230.425)

     ( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
         CFR 240.14a-12)

     ( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------


ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

     Financial supplement pertaining to the financial results of HSBC Finance Corporation for the quarter and nine months ended September 30, 2005. The information included in the financial supplement is presented on a managed basis, which is a non-GAAP financial measure that assumes that securitized receivables have not been sold and remain on our balance sheet.

     This information shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange
Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

         Not applicable.

     (b) Pro forma financial information.

         Not applicable.

     (c) Exhibits.



NO.   EXHIBIT
---   -------

99    Quarterly Financial Supplement for the quarter ended
      September 30, 2005




SIGNATURE
--------------------------------------------------------------------------------

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                            Patrick D. Schwartz
                                            Vice President-Deputy General
                                            Counsel-Corporate

Dated: November 14, 2005


                                                                      EXHIBIT 99

                            HSBC FINANCE CORPORATION

              QUARTERLY FINANCIAL SUPPLEMENT -- SEPTEMBER 30, 2005



INDEX                                                          PAGE NO.
-----                                                          --------

Basis of Reporting..........................................       2
Consolidated Statements of Income -- Owned Basis:
  Three Months..............................................       3
  Nine Months...............................................       5
Receivables Analysis........................................       7
Financial Highlights -- Managed Basis:
  Three Months..............................................       8
  Nine Months...............................................       9
Credit Quality/Credit Loss Reserves -- Managed Basis........      10
Reconciliations to GAAP Financial Measures:
  Revenues, Average Interest-Earning Assets and Net Interest
     Income:
       Three Months.........................................      11
       Nine Months..........................................      12
  Selected Financial Ratios.................................      13
  Credit Quality/Credit Loss Reserves:
     Two-Months-and-Over Contractual Delinquency............      14
     Quarter-to-Date Charge-offs, Net of Recoveries.........      14
     Real Estate Charge-offs and REO Expense................      16
     Credit Loss Reserves...................................      17
     Nonperforming Assets...................................      17



                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

BASIS OF REPORTING
--------------------------------------------------------------------------------

NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

     This Quarterly Financial Supplement includes financial information which is presented on a non-GAAP basis as discussed below. Information included in this Quarterly Financial Supplement is intended to supplement and should not be considered a substitute for owned basis reporting. This Quarterly Financial Supplement should be read in conjunction with the owned basis information reported in our Quarterly Report on Form 10-Q.

     See "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of non-GAAP financial information to the equivalent owned basis GAAP financial information.

     MANAGED BASIS REPORTING We have historically monitored our operations and evaluated trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and remain on our balance sheet. This is because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations and make decisions about allocating resources such as capital on a managed basis.

     When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization related revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

     Debt analysts, rating agencies and fixed income investors also evaluate our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables such investors and other interested parties to better understand the performance and quality of our entire managed loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge.

                                        2

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

THREE MONTHS

                                                                                  % CHANGE FROM
                                                        THREE MONTHS ENDED            PRIOR
                                                    ---------------------------   -------------
                                                    9/30/05   6/30/05   9/30/04   QTR.    YEAR

-----------------------------------------------------------------------------------------------

                                                             (DOLLARS ARE IN MILLIONS)

Finance and other interest income.................  $3,402    $3,139    $2,779      8.4%   22.4%
Interest expense:
  HSBC affiliates.................................     222       134        95     65.7    100+
  Non-affiliates..................................   1,017       970       715      4.8    42.2
                                                    ------    ------    ------    -----   -----
NET INTEREST INCOME...............................   2,163     2,035     1,969      6.3     9.9
Provision for credit losses.......................   1,361     1,031     1,123     32.0    21.2
                                                    ------    ------    ------    -----   -----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES..........................................     802     1,004       846    (20.1)   (5.2)
                                                    ------    ------    ------    -----   -----
Other revenues:
  Securitization related revenue..................      41        54       267    (24.1)  (84.6)
  Insurance revenue...............................     229       229       203       --    12.8
  Investment income...............................      33        33        36       --    (8.3)
  Derivative income (expense).....................     (53)       76        72    (100+)  (100+)
  Fee income......................................     439       354       302     24.0    45.4
  Taxpayer financial services revenue (expense)...      (1)       18        (3)   (100+)  (66.7)
  Gain on receivable sales to HSBC affiliates.....      99       109        10     (9.2)   100+
  Servicing fees from HSBC affiliates.............     102       100         6      2.0    100+
  Other income....................................     213       151       147     41.1    44.9
                                                    ------    ------    ------    -----   -----
TOTAL OTHER REVENUES..............................   1,102     1,124     1,040     (2.0)    6.0
                                                    ------    ------    ------    -----   -----
Costs and expenses:
  Salaries and employee benefits..................     513       526       472     (2.5)    8.7
  Sales incentives................................     117        90        91     30.0    28.6
  Occupancy and equipment expenses................      83        82        77      1.2     7.8
  Other marketing expenses........................     196       185       174      5.9    12.6
  Other servicing and administrative expenses.....     149       143       235      4.2   (36.6)
  Support services from HSBC affiliates...........     226       217       183      4.1    23.5
  Amortization of intangibles.....................      90        83        83      8.4     8.4
  Policyholders' benefits.........................     109       116        93     (6.0)   17.2
                                                    ------    ------    ------    -----   -----
TOTAL COSTS AND EXPENSES..........................   1,483     1,442     1,408      2.8     5.3
                                                    ------    ------    ------    -----   -----
Income before income tax expense..................     421       686       478    (38.6)  (11.9)
Income tax expense................................     140       214       153    (34.6)   (8.5)
                                                    ------    ------    ------    -----   -----
NET INCOME........................................  $  281    $  472    $  325    (40.5)% (13.5)%
                                                    ======    ======    ======    =====   =====


                                        3

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


SECURITIZATION RELATED REVENUE

                                                                  THREE MONTHS ENDED
                                                              ---------------------------
                                                              9/30/05   6/30/05   9/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Net initial gains(1)........................................   $  --     $  --    $   --
Net replenishment gains(1)..................................      38        44       112
Servicing revenue and excess spread.........................       3        10       155
                                                               -----     -----    ------
Total.......................................................   $  41     $  54    $  267
                                                               =====     =====    ======

---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.

RECEIVABLES SECURITIZED

                                                                  THREE MONTHS ENDED
                                                              ---------------------------
                                                              9/30/05   6/30/05   9/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Auto finance................................................    $--       $--       $--
MasterCard/Visa(1)..........................................     --        --        --
Private label...............................................     --        --        --
                                                                ---       ---       ---
Total.......................................................    $--       $--       $--
                                                                ===       ===       ===

---------------

(1) MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA Inc., respectively.

                                        4

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

NINE MONTHS

                                                                   NINE MONTHS ENDED
                                                              ----------------------------
                                                              9/30/05   9/30/04   % CHANGE

------------------------------------------------------------------------------------------

                                                               (DOLLARS ARE IN MILLIONS)

Finance and other interest income...........................  $9,491    $7,944      19.5%
Interest expense:
  HSBC affiliates...........................................     507       213      100+
  Non-affiliates............................................   2,898     2,012      44.0
                                                              ------    ------     -----
NET INTEREST INCOME.........................................   6,086     5,719       6.4
Provision for credit losses.................................   3,233     3,048       6.1
                                                              ------    ------     -----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES.......   2,853     2,671       6.8
                                                              ------    ------     -----
Other revenues:
  Securitization related revenue............................     180       881     (79.6)
  Insurance revenue.........................................     679       618       9.9
  Investment income.........................................      99       107      (7.5)
  Derivative income.........................................     283       248      14.1
  Fee income................................................   1,099       809      35.8
  Taxpayer financial services revenue.......................     260       209      24.4
  Gain on receivable sales to HSBC affiliates...............     308        25      100+
  Servicing fees from HSBC affiliates.......................     303        11      100+
  Other income..............................................     477       407      17.2
                                                              ------    ------     -----
TOTAL OTHER REVENUES........................................   3,688     3,315      11.3
                                                              ------    ------     -----
Costs and expenses:
  Salaries and employee benefits............................   1,536     1,414       8.6
  Sales incentives..........................................     289       259      11.6
  Occupancy and equipment expenses..........................     252       237       6.3
  Other marketing expenses..................................     561       437      28.4
  Other servicing and administrative expenses...............     550       659     (16.5)
  Support services from HSBC affiliates.....................     652       556      17.3
  Amortization of intangibles...............................     280       278        .7
  Policyholders' benefits...................................     347       299      16.1
                                                              ------    ------     -----
TOTAL COSTS AND EXPENSES....................................   4,467     4,139       7.9
                                                              ------    ------     -----
Income before income tax expense............................   2,074     1,847      12.3
Income tax expense..........................................     695       619      12.3
                                                              ------    ------     -----
NET INCOME..................................................  $1,379    $1,228      12.3%
                                                              ======    ======     =====


                                        5

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



SECURITIZATION RELATED REVENUE

                                                              NINE MONTHS ENDED
                                                              -----------------
                                                              9/30/05   9/30/04

-------------------------------------------------------------------------------

                                                                (IN MILLIONS)

Net initial gains(1)........................................   $ --      $ 25
Net replenishment gains(1)..................................    135       344
Servicing revenue and excess spread.........................     45       512
                                                               ----      ----
Total.......................................................   $180      $881
                                                               ====      ====

---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.

RECEIVABLES SECURITIZED



                                                              NINE MONTHS ENDED
                                                              -----------------
                                                              9/30/05   9/30/04

-------------------------------------------------------------------------------

                                                                (IN MILLIONS)

Auto finance................................................   $ --      $ --
MasterCard/Visa.............................................     --       550
Private label...............................................     --       190
                                                               ----      ----
Total.......................................................   $ --      $740
                                                               ====      ====


                                        6

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECEIVABLES ANALYSIS

END-OF-PERIOD RECEIVABLES

                                                                                % CHANGE FROM
                                                                                    PRIOR
                                                                                --------------
                                               9/30/05    6/30/05    9/30/04    QTR.     YEAR

----------------------------------------------------------------------------------------------

                                                          (DOLLARS ARE IN MILLIONS)

OWNED RECEIVABLES:
  Real estate secured........................  $ 78,130   $ 71,930   $ 58,726     8.6%    33.0%
  Auto finance...............................    10,137      8,997      6,823    12.7     48.6
  MasterCard/Visa............................    18,974     17,421     11,666     8.9     62.6
  Private label(1)...........................     2,777      2,905     14,000    (4.4)   (80.2)
  Personal non-credit card...................    18,484     17,255     14,888     7.1     24.2
  Commercial and other.......................       220        253        334   (13.0)   (34.1)
                                               --------   --------   --------   -----   ------
Total owned receivables......................   128,722    118,761    106,437     8.4     20.9
                                               --------   --------   --------   -----   ------
RECEIVABLES SERVICED WITH LIMITED RECOURSE:
  Real estate secured........................        --         --        165      --   (100.0)
  Auto finance...............................     1,474      1,819      3,060   (19.0)   (51.8)
  MasterCard/Visa............................     3,615      4,752      8,843   (23.9)   (59.1)
  Private label(1)...........................        --         --      3,921      --   (100.0)
  Personal non-credit card...................     1,670      2,409      4,186   (30.7)   (60.1)
                                               --------   --------   --------   -----   ------
Total receivables serviced with limited
  recourse...................................     6,759      8,980     20,175   (24.7)   (66.5)
                                               --------   --------   --------   -----   ------
MANAGED RECEIVABLES:(2)
  Real estate secured........................    78,130     71,930     58,891     8.6     32.7
  Auto finance...............................    11,611     10,816      9,883     7.4     17.5
  MasterCard/Visa............................    22,589     22,173     20,509     1.9     10.1
  Private label(1)...........................     2,777      2,905     17,921    (4.4)   (84.5)
  Personal non-credit card(3)................    20,154     19,664     19,074     2.5      5.7
  Commercial and other.......................       220        253        334   (13.0)   (34.1)
                                               --------   --------   --------   -----   ------
Total managed receivables....................  $135,481   $127,741   $126,612     6.1%     7.0%
                                               ========   ========   ========   =====   ======


---------------

(1) On December 29, 2004, all domestic private label receivables were sold to HSBC Bank USA, N.A.

(2) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information.

(3) Personal non-credit card receivables are comprised of the following:


                                                            9/30/05   6/30/05   9/30/04
---------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

Domestic personal unsecured...............................
                                                            $11,571   $10,942   $10,054
Union Plus personal unsecured.............................
                                                                374       387       510
Personal homeowner loans..................................
                                                              4,360     4,395     4,587
Foreign unsecured.........................................
                                                              3,849     3,940     3,923
                                                            -------   -------   -------
Total.....................................................  $20,154   $19,664   $19,074
                                                            =======   =======   =======


                                        7

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS

                                                                                             % CHANGE
                                                    THREE MONTHS ENDED                      FROM PRIOR
                                  ------------------------------------------------------   -------------
                                  9/30/05     (2)    6/30/05     (2)    9/30/04     (2)    QTR.    YEAR

--------------------------------------------------------------------------------------------------------

                                                        (DOLLARS ARE IN MILLIONS)

Finance and other interest
  income........................  $  3,671   10.89%  $  3,488   10.75%  $  3,494   10.79%    5.2%    5.1%
Interest expense................     1,331    3.95      1,204    3.71        944    2.91    10.5    41.0
                                  --------   -----   --------   -----   --------   -----   -----   -----
NET INTEREST INCOME.............     2,340    6.94%     2,284    7.04%     2,550    7.88%    2.5    (8.2)
Provision for credit losses.....     1,338              1,083                891            23.5    50.2
                                  --------           --------           --------           -----   -----
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT LOSSES...  $  1,002           $  1,201           $  1,659           (16.6)% (39.6)%
                                  ========           ========           ========           =====   =====
Other revenues:
Insurance revenue...............  $    229           $    229           $    203              --%   12.8%
Investment income...............        33                 33                 36              --    (8.3)
Fee income......................       497                428                498            16.1     (.2)
Securitization related
  revenue.......................      (217)              (217)              (742)             --   (70.8)
Derivative income (expense).....       (53)                76                 72           (100+)  (100+)
Taxpayer financial services
  revenue (expense).............        (1)                18                 (3)          (100+)  (66.7)
Gain on receivable sales to HSBC
  affiliates....................        99                109                 10            (9.2)   100+
Servicing fees from HSBC
  affiliates....................       102                100                  6             2.0    100+
Other income....................       213                151                147            41.1    44.9
                                  --------           --------           --------           -----   -----
TOTAL OTHER REVENUES............  $    902           $    927           $    227            (2.7)%  100+%
                                  ========           ========           ========           =====   =====
Average managed receivables Real
  estate secured................  $ 74,369           $ 70,217           $ 57,741             5.9%   28.8%
Auto finance....................    11,230             10,504              9,598             6.9    17.0
MasterCard/Visa.................    22,536             22,066             20,441             2.1    10.2
Private label...................     2,840              3,017             17,626            (5.9)  (83.9)
Personal non-credit card........    19,944             19,729             18,928             1.1     5.4
Commercial and other............       234                261                336           (10.3)  (30.4)
Purchase accounting fair value
  adjustments...................       116                153                295           (24.2)  (60.7)
                                  --------           --------           --------           -----   -----
Average managed receivables.....  $131,269           $125,947           $124,965             4.2%    5.0%
Average noninsurance
  investments...................     2,868              3,106              3,878            (7.7)  (26.0)
Other interest-earning assets...       680                673                654             1.0     4.0
                                  --------           --------           --------           -----   -----
Average managed interest-earning
  assets........................  $134,817           $129,726           $129,497             3.9%    4.1%
                                  ========           ========           ========           =====   =====
SELECTED FINANCIAL RATIOS:
Return on average managed
  assets........................       .75%              1.30%               .89%          (42.3)% (15.7)%
Efficiency ratio................     43.86              42.84              48.99             2.4   (10.5)
Net interest margin.............      6.94               7.04               7.88            (1.4)  (11.9)
Risk adjusted revenue...........      7.34               7.22               6.50             1.7    12.9
                                  ========           ========           ========           =====   =====


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized

                                        8

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

NINE MONTHS

                                                        NINE MONTHS ENDED
                                               ------------------------------------
                                               9/30/05     (2)     9/30/04     (2)    % CHANGE

-----------------------------------------------------------------------------------------------

                                                          (DOLLARS ARE IN MILLIONS)

Finance and other interest income............  $ 10,550    10.81%  $ 10,327   10.89%      2.2%
Interest expense.............................     3,706     3.80      2,621    2.76      41.4
                                               --------   ------   --------   -----     -----
NET INTEREST INCOME..........................     6,844     7.01%     7,706    8.13%    (11.2)
Provision for credit losses..................     3,292               3,217               2.3
                                               --------            --------             -----
NET INTEREST INCOME AFTER PROVISION FOR
  CREDIT LOSSES..............................  $  3,552            $  4,489             (20.9)%
                                               ========            ========             =====
Other revenues:
  Insurance revenue..........................  $    679            $    618               9.9%
  Investment income..........................        99                 107              (7.5)
  Fee income.................................     1,322               1,399              (5.5)
  Securitization related revenue.............      (742)             (1,527)            (51.4)
  Derivative income..........................       283                 248              14.1
  Taxpayer financial services revenue........       260                 209              24.4
  Gain on receivable sales to HSBC
     affiliates..............................       308                  25              100+
  Servicing fees from HSBC affiliates........       303                  11              100+
  Other income...............................       477                 407              17.2
                                               --------            --------             -----
TOTAL OTHER REVENUES.........................  $  2,989            $  1,497              99.7%
                                               ========            ========             =====
Average managed receivables
  Real estate secured........................  $ 70,383            $ 54,768              28.5%
  Auto finance...............................    10,658               9,226              15.5
  MasterCard/Visa............................    22,177              20,492               8.2
  Private label..............................     3,028              17,486             (82.7)
  Personal non-credit card...................    19,833              18,784               5.6
  Commercial and other.......................       267                 365             (26.8)
  Purchase accounting fair value
     adjustments.............................       151                 344             (56.1)
                                               --------            --------             -----
Average managed receivables..................  $126,497            $121,465               4.1%
Average noninsurance investments.............     2,966               4,307             (31.1)
Other interest-earning assets................       673                 647               4.0
                                               --------            --------             -----
Average managed interest-earning assets......  $130,136            $126,419               2.9%
                                               ========            ========             =====
SELECTED FINANCIAL RATIOS:
Return on average managed assets.............      1.26%               1.14%             10.5%
Efficiency ratio.............................     43.43               43.13                .7
Net interest margin..........................      7.01                8.13             (13.8)
Risk adjusted revenue........................      7.32                6.69               9.4
                                               --------            --------             -----


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized.
                                        9

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CREDIT QUALITY/CREDIT LOSS RESERVES -- MANAGED BASIS(1)

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY

AS A PERCENT OF MANAGED CONSUMER RECEIVABLES, EXCLUDES COMMERCIAL.  9/30/05   6/30/05   9/30/04
-----------------------------------------------------------------------------------------------

Real estate secured............................................      2.51%     2.56%     3.30%
Auto finance...................................................      2.67      2.69      2.74
MasterCard/Visa................................................      4.13      3.77      4.44
Private label..................................................      5.22      4.91      4.76
Personal non-credit card.......................................      9.36      9.11      9.52
                                                                     ----      ----      ----
TOTAL..........................................................      3.87%     3.85%     4.59%
                                                                     ====      ====      ====


QUARTER-TO-DATE CHARGE-OFFS, NET OF RECOVERIES

AS A PERCENT OF AVERAGE MANAGED CONSUMER RECEIVABLES, ANNUALIZED, EXCLUDES COMMERCIAL.  9/30/05   6/30/05   9/30/04
-------------------------------------------------------------------------------------------------------------------

Real estate secured......................................................                 .75%      .78%     1.19%
Auto finance.............................................................                4.41      3.68      6.04
MasterCard/Visa..........................................................                6.11      6.49      6.92
Private label............................................................                5.35      4.36      4.85
Personal non-credit card.................................................                8.15      8.17     10.12
                                                                                         ----      ----      ----
TOTAL....................................................................                3.21%     3.28%     4.38%
                                                                                         ====      ====      ====
Real estate charge-offs and REO expense as a percent of average managed
  real estate secured receivables........................................                 .88%      .84%     1.31%
                                                                                         ====      ====      ====


CREDIT LOSS RESERVES

                                                              9/30/05   6/30/05   9/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Reserves for managed receivables at beginning of quarter....  $4,281    $4,242    $5,699
Provision for credit losses.................................   1,338     1,083       891
Charge-offs.................................................  (1,185)   (1,162)   (1,486)
Recoveries..................................................     133       134       123
Other, net..................................................       4       (16)      (28)
                                                              ------    ------    ------
Reserves for managed receivables at end of quarter..........  $4,571    $4,281    $5,199
                                                              ======    ======    ======
Reserves as a percent of managed receivables................    3.37%     3.35%     4.11%
                                                              ------    ------    ------


NONPERFORMING ASSETS



                                                              9/30/05   6/30/05   9/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Nonaccrual managed receivables..............................  $3,541    $3,348    $3,476
Accruing managed receivables 90 or more days delinquent.....     604       537     1,201
Renegotiated commercial loans...............................      --         1         1
                                                              ------    ------    ------
Total nonperforming managed receivables.....................   4,145     3,886     4,678
Real estate owned...........................................     462       459       601
                                                              ------    ------    ------
TOTAL NONPERFORMING ASSETS..................................  $4,607    $4,345    $5,279
                                                              ======    ======    ======
Managed credit loss reserves as a percent of nonperforming
  managed receivables.......................................   110.3%    110.2%    111.1%


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

                                        10


                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS

                                             THREE MONTHS ENDED 9/30/05            THREE MONTHS ENDED 6/30/05
                                         -----------------------------------   -----------------------------------
                                                    SERVICED WITH                         SERVICED WITH
                                                       LIMITED                               LIMITED
                                          OWNED      RECOURSE(1)    MANAGED     OWNED      RECOURSE(1)    MANAGED

------------------------------------------------------------------------------------------------------------------

                                              (DOLLARS ARE IN MILLIONS)

Finance and other interest income......  $  3,402      $  269       $  3,671   $  3,139      $   349      $  3,488
Interest expense.......................     1,239          92          1,331      1,104          100         1,204
                                         --------      ------       --------   --------      -------      --------
NET INTEREST INCOME....................     2,163         177          2,340      2,035          249         2,284
Provision for credit losses............     1,361         (23)         1,338      1,031           52         1,083
                                         --------      ------       --------   --------      -------      --------
NET INTEREST INCOME AFTER PROVISION FOR
 CREDIT LOSSES.........................  $    802      $  200       $  1,002   $  1,004      $   197      $  1,201
Other revenues:
 Securitization related revenue........  $     41      $ (258)      $   (217)  $     54      $  (271)     $   (217)
 Insurance revenue.....................       229          --            229        229           --           229
 Investment income.....................        33          --             33         33           --            33
 Fee income............................       439          58            497        354           74           428
 Derivative income (expense)...........       (53)         --            (53)        76           --            76
 Taxpayer financial services revenue
   (expense)...........................        (1)         --             (1)        18           --            18
 Gain on receivable sales to HSBC
   affiliates..........................        99          --             99        109           --           109
 Servicing fees from HSBC affiliates...       102          --            102        100           --           100
 Other income..........................       213          --            213        151           --           151
                                         --------      ------       --------   --------      -------      --------
TOTAL OTHER REVENUES...................  $  1,102      $ (200)      $    902   $  1,124      $  (197)     $    927
Average receivables:
 Real estate secured...................  $ 74,369      $   --       $ 74,369   $ 70,205      $    12      $ 70,217
 Auto finance..........................     9,585       1,645         11,230      8,510        1,994        10,504
 MasterCard/Visa.......................    18,442       4,094         22,536     16,626        5,440        22,066
 Private label.........................     2,840          --          2,840      3,017           --         3,017
 Personal non-credit card..............    17,904       2,040         19,944     16,972        2,757        19,729
 Commercial and other..................       234          --            234        261           --           261
 Purchase accounting fair value
   adjustments.........................       116          --            116        153           --           153
                                         --------      ------       --------   --------      -------      --------
Average receivables....................  $123,490      $7,779       $131,269   $115,744      $10,203      $125,947
Average noninsurance investments.......     2,868          --          2,868      3,106           --         3,106
Other interest-earning assets..........       680          --            680        673           --           673
                                         --------      ------       --------   --------      -------      --------
Average interest-earning assets........  $127,038      $7,779       $134,817   $119,523      $10,203      $129,726
Net interest income as a percentage of
 average interest-earning assets.......      6.81%       9.10%          6.94%      6.81%        9.76%         7.04%
                                         ========      ======       ========   ========      =======      ========



Finance and other interest income......  $  2,779      $   715      $  3,494
Interest expense.......................       810          134           944
                                         --------      -------      --------
NET INTEREST INCOME....................     1,969          581         2,550
Provision for credit losses............     1,123         (232)          891
                                         --------      -------      --------
NET INTEREST INCOME AFTER PROVISION FOR
 CREDIT LOSSES.........................  $    846      $   813      $  1,659
Other revenues:
 Securitization related revenue........  $    267      $(1,009)     $   (742)
 Insurance revenue.....................       203           --           203
 Investment income.....................        36           --            36
 Fee income............................       302          196           498
 Derivative income (expense)...........        72           --            72
 Taxpayer financial services revenue
   (expense)...........................        (3)          --            (3)
 Gain on receivable sales to HSBC
   affiliates..........................        10           --            10
 Servicing fees from HSBC affiliates...         6           --             6
 Other income..........................       147           --           147
                                         --------      -------      --------
TOTAL OTHER REVENUES...................  $  1,040      $  (813)     $    227
Average receivables:
 Real estate secured...................  $ 57,570      $   171      $ 57,741
 Auto finance..........................     6,238        3,360         9,598
 MasterCard/Visa.......................    11,251        9,190        20,441
 Private label.........................    13,310        4,316        17,626
 Personal non-credit card..............    14,423        4,505        18,928
 Commercial and other..................       336           --           336
 Purchase accounting fair value
   adjustments.........................       295           --           295
                                         --------      -------      --------
Average receivables....................  $103,423      $21,542      $124,965
Average noninsurance investments.......     3,878           --         3,878
Other interest-earning assets..........       654           --           654
                                         --------      -------      --------
Average interest-earning assets........  $107,955      $21,542      $129,497
Net interest income as a percentage of
 average interest-earning assets.......      7.29%       10.79%         7.88%
                                         ========      =======      ========


---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization related revenue in our owned statements of income into the appropriate caption.

                                        11

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

NINE MONTHS

                                      NINE MONTHS ENDED 9/30/05            NINE MONTHS ENDED 9/30/04
                                 -----------------------------------   ----------------------------------
                                            SERVICED WITH                           SERVICED
                                               LIMITED                            WITH LIMITED
                                  OWNED      RECOURSE(1)    MANAGED     OWNED     RECOURSE(1)    MANAGED
---------------------------------------------------------------------------------------------------------
                                                        (DOLLARS ARE IN MILLIONS)

Finance and other interest
  income.......................
                                 $  9,491      $ 1,059      $ 10,550   $  7,944     $ 2,383      $ 10,327
Interest expense...............
                                    3,405          301         3,706      2,225         396         2,621
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME............     6,086          758         6,844      5,719       1,987         7,706
Provision for credit losses....     3,233           59         3,292      3,048         169         3,217
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT
  LOSSES.......................  $  2,853      $   699      $  3,552   $  2,671     $ 1,818      $  4,489
Other revenues:
  Securitization related
    revenue....................  $    180      $  (922)     $   (742)  $    881     $(2,408)     $ (1,527)
  Insurance revenue............       679           --           679        618          --           618
  Investment income............        99           --            99        107          --           107
  Fee income...................     1,099          223         1,322        809         590         1,399
  Derivative income............       283           --           283        248          --           248
  Taxpayer financial services
    revenue....................       260           --           260        209          --           209
  Gain on receivable sales to
    HSBC affiliates............       308           --           308         25          --            25
  Servicing fees from HSBC
    affiliates.................       303           --           303         11          --            11
  Other income.................       477           --           477        407          --           407
                                 --------      -------      --------   --------     -------      --------
TOTAL OTHER REVENUES...........  $  3,688      $  (699)     $  2,989   $  3,315     $(1,818)     $  1,497
Average receivables:
  Real estate secured..........  $ 70,353      $    30      $ 70,383   $ 54,589     $   179      $ 54,768
  Auto finance.................     8,625        2,033        10,658      5,316       3,910         9,226
  MasterCard/Visa..............    16,716        5,461        22,177     11,097       9,395        20,492
  Private label................     3,028           --         3,028     12,589       4,897        17,486
  Personal non-credit card.....    17,069        2,764        19,833     13,703       5,081        18,784
  Commercial and other.........       267           --           267        365          --           365
  Purchase accounting fair
    value adjustments..........       151           --           151        344          --           344
                                 --------      -------      --------   --------     -------      --------
Average receivables............  $116,209      $10,288      $126,497   $ 98,003     $23,462      $121,465
Average noninsurance
  investments..................     2,966           --         2,966      4,307          --         4,307
Other interest-earning
  assets.......................       673           --           673        647          --           647
                                 --------      -------      --------   --------     -------      --------
Average interest-earning
  assets.......................  $119,848      $10,288      $130,136   $102,957     $23,462      $126,419
Net interest income as a
  percentage of average
  interest-earning assets......      6.77%        9.82%         7.01%      7.41%      11.29%         8.13%
                                 ========      =======      ========   ========     =======      ========


---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization related revenue in our owned statements of income into the appropriate caption.

                                        12

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

SELECTED FINANCIAL RATIOS

                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                          ------------------------------   -------------------
                                          9/30/05    6/30/05    9/30/04    9/30/05    9/30/04

----------------------------------------------------------------------------------------------

                                                       (DOLLARS ARE IN MILLIONS)

RETURN ON AVERAGE COMMON SHAREHOLDER'S
  EQUITY:
Net income..............................  $    281   $    472   $    325   $  1,379   $  1,228
  Dividends on preferred stock..........       (25)       (19)       (18)       (62)       (54)
                                          --------   --------   --------   --------   --------
Net income available to common
  shareholders..........................  $    256   $    453   $    307   $  1,317   $  1,174
                                          --------   --------   --------   --------   --------
Average common shareholder's equity.....  $ 16,973   $ 16,671   $ 17,367   $ 16,605   $ 17,057
                                          --------   --------   --------   --------   --------
Return on average common shareholder's
  equity................................      6.03%     10.87%      7.07%     10.58%      9.18%
                                          ========   ========   ========   ========   ========
RETURN ON AVERAGE ASSETS:
Net income..............................  $    281   $    472   $    325   $  1,379   $  1,228
                                          --------   --------   --------   --------   --------
Average assets:
  Owned basis...........................  $141,765   $134,834   $124,512   $136,185   $120,456
  Serviced with limited recourse........     7,779     10,203     21,542     10,288     23,462
                                          --------   --------   --------   --------   --------
  Managed basis.........................  $149,544   $145,037   $146,054   $146,473   $143,918
Return on average owned assets..........       .79%      1.40%      1.04%      1.35%      1.36%
Return on average managed assets........       .75       1.30        .89       1.26       1.14
                                          ========   ========   ========   ========   ========
EFFICIENCY RATIO:
Total costs and expenses less
  policyholders' benefits...............  $  1,374   $  1,326   $  1,315   $  4,120   $  3,840
                                          --------   --------   --------   --------   --------
Net interest income and other revenues
  less policyholders' benefits: Owned
  basis.................................  $  3,156   $  3,043   $  2,916   $  9,427   $  8,735
  Serviced with limited recourse........       (23)        52       (232)        59        169
                                          --------   --------   --------   --------   --------
  Managed basis.........................  $  3,133   $  3,095   $  2,684   $  9,486   $  8,904
                                          --------   --------   --------   --------   --------
Owned basis efficiency ratio............     43.54%     43.58%     45.10%     43.70%     43.96%
Managed basis efficiency ratio..........     43.86      42.84      48.99      43.43      43.13
                                          ========   ========   ========   ========   ========
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.....................  $  2,340   $  2,284   $  2,550   $  6,844   $  7,706
Other revenues, excluding securitization
  related revenue as well as the
  mark-to-market on derivatives which do
  not qualify as effective hedges and
  ineffectiveness associated with
  qualifying hedges under SFAS No.
  133...................................     1,185      1,086        916      3,494      2,812
Less: Net charge-offs...................    (1,052)    (1,028)    (1,363)    (3,198)    (4,172)
                                          --------   --------   --------   --------   --------
Risk adjusted revenue...................  $  2,473   $  2,342   $  2,103   $  7,140   $  6,346
Average interest-earning assets.........  $134,817   $129,726   $129,497   $130,136   $126,419
                                          --------   --------   --------   --------   --------
Managed basis risk adjusted revenue.....      7.34%      7.22%      6.50%      7.32%      6.69%
                                          --------   --------   --------   --------   --------


                                        13

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES

                                          Two-Months-and-Over
                                        Contractual Delinquency                  Quarter-to-Date Charge-offs,
                               ------------------------------------------             Net of Recoveries
                               TWO-MONTHS-                  TWO-MONTHS-     --------------------------------------
                                AND-OVER      CONSUMER        AND-OVER        NET       AVERAGE
                               CONTRACTUAL   RECEIVABLES    CONTRACTUAL     CHARGE-    CONSUMER          NET
                               DELINQUENCY   OUTSTANDING   DELINQUENCY(1)    OFFS     RECEIVABLES   CHARGE-OFFS(1)

------------------------------------------------------------------------------------------------------------------

                                                            (DOLLARS ARE IN MILLIONS)

SEPTEMBER 30, 2005
  OWNED:
  First mortgage.............    $    1       $     22          6.04%       $   --     $     23            --%
  Real estate secured........     1,961         78,130          2.51           140       74,369           .75
  Auto finance...............       212         10,137          2.09            78        9,585          3.25
  MasterCard/Visa............       846         18,974          4.46           288       18,442          6.24
  Private label..............       145          2,777          5.22            38        2,840          5.35
  Personal non-credit card...     1,696         18,484          9.18           358       17,904          8.01
                                 ------       --------         -----        ------     --------         -----
  Total......................    $4,861       $128,524          3.78%       $  902     $123,163          2.93%
                                 ======       ========         =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........    $   --       $     --            --%       $   --     $     --            --%
  Auto finance...............        98          1,474          6.65            46        1,645         11.19
  MasterCard/Visa............        87          3,615          2.41            56        4,094          5.47
  Personal non-credit card...       191          1,670         11.44            48        2,040          9.41
                                 ------       --------         -----        ------     --------         -----
  Total......................    $  376       $  6,759          5.56%       $  150     $  7,779          7.71%
                                 ======       ========         =====        ======     ========         =====
  MANAGED:
  First mortgage.............    $    1       $     22          6.04%       $   --     $     23            --%
  Real estate secured........     1,961         78,130          2.51           140       74,369           .75
  Auto finance...............       310         11,611          2.67           124       11,230          4.41
  MasterCard/Visa............       933         22,589          4.13           344       22,536          6.11
  Private label..............       145          2,777          5.22            38        2,840          5.35
  Personal non-credit card...     1,887         20,154          9.36           406       19,944          8.15
                                 ------       --------         -----        ------     --------         -----
  Total......................    $5,237       $135,283          3.87%       $1,052     $130,942          3.21%
                                 ======       ========         =====        ======     ========         =====
JUNE 30, 2005
  OWNED:
  First mortgage.............    $    1       $     24          6.24%       $   --     $     24           .03%
  Real estate secured........     1,841         71,930          2.56           137       70,205           .78
  Auto finance...............       187          8,997          2.08            56        8,510          2.61
  MasterCard/Visa............       722         17,421          4.14           288       16,626          6.93
  Private label..............       143          2,905          4.91            33        3,017          4.36
  Personal non-credit card...     1,525         17,255          8.84           330       16,972          7.77
                                 ------       --------         -----        ------     --------         -----
  Total......................    $4,419       $118,532          3.73%       $  844     $115,354          2.93%
                                 ======       ========         =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........    $   --       $     --            --%       $   --     $     12            --%
  Auto finance...............       104          1,819          5.72            41        1,994          8.22
  MasterCard/Visa............       114          4,752          2.40            70        5,440          5.15
  Personal non-credit card...       266          2,409         11.04            73        2,757         10.59
                                 ------       --------         -----        ------     --------         -----
  Total......................    $  484       $  8,980          5.39%       $  184     $ 10,203          7.21%
                                 ======       ========         =====        ======     ========         =====
  MANAGED:
  First mortgage.............    $    1       $     24          6.24%       $   --     $     24           .03%
  Real estate secured........     1,841         71,930          2.56           137       70,217           .78
  Auto finance...............       291         10,816          2.69            97       10,504          3.68
  MasterCard/Visa............       836         22,173          3.77           358       22,066          6.49
  Private label..............       143          2,905          4.91            33        3,017          4.36
  Personal non-credit card...     1,791         19,664          9.11           403       19,729          8.17
                                 ------       --------         -----        ------     --------         -----
  Total......................    $4,903       $127,512          3.85%       $1,028     $125,557          3.28%
                                 ======       ========         =====        ======     ========         =====


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        14


                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY         QUARTER-TO-DATE CHARGE-OFFS,
                               ---------------------------------------------             NET OF RECOVERIES
                               TWO-MONTHS-                     TWO-MONTHS-     --------------------------------------
                                 AND-OVER       CONSUMER        AND-OVER         NET       AVERAGE
                               CONTRACTUAL    RECEIVABLES      CONTRACTUAL     CHARGE-    CONSUMER          NET
                               DELINQUENCY    OUTSTANDING    DELINQUENCY(1)     OFFS     RECEIVABLES   CHARGE-OFFS(1)

---------------------------------------------------------------------------------------------------------------------

                                                             (DOLLARS ARE IN MILLIONS)

SEPTEMBER 30, 2004
  OWNED:
  First mortgage.............     $    2        $     27           5.78%       $   --     $     28           .41%
  Real estate secured........      1,921          58,726           3.27           171       57,570          1.19
  Auto finance...............        124           6,823           1.81            57        6,238          3.66
  MasterCard/Visa............        681          11,666           5.84           239       11,251          8.50
  Private label..............        660          14,000           4.72           159       13,310          4.79
  Personal non-credit card...      1,314          14,888           8.83           343       14,423          9.50
                                  ------        --------          -----        ------     --------         -----
  Total......................     $4,702        $106,130           4.43%       $  969     $102,820          3.77%
                                  ======        ========          =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........     $   21        $    165          12.73%       $   --     $    171            --%
  Auto finance...............        146           3,060           4.77            88        3,360         10.48
  MasterCard/Visa............        230           8,843           2.60           115        9,190          5.01
  Private label..............        193           3,921           4.92            55        4,316          5.10
  Personal non-credit card...        502           4,186          11.99           136        4,505         12.08
                                  ------        --------          -----        ------     --------         -----
  Total......................     $1,092        $ 20,175           5.41%       $  394     $ 21,542          7.32%
                                  ======        ========          =====        ======     ========         =====
  MANAGED:
  First mortgage.............     $    2        $     27           5.78%       $   --     $     28           .41%
  Real estate secured........      1,942          58,891           3.30           171       57,741          1.19
  Auto finance...............        270           9,883           2.74           145        9,598          6.04
  MasterCard/Visa............        911          20,509           4.44           354       20,441          6.92
  Private label..............        853          17,921           4.76           214       17,626          4.85
  Personal non-credit card...      1,816          19,074           9.52           479       18,928         10.12
                                  ------        --------          -----        ------     --------         -----
  Total......................     $5,794        $126,305           4.59%       $1,363     $124,362          4.38%
                                  ======        ========          =====        ======     ========         =====


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        15

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                                                         SERVICED WITH
                                                               OWNED    LIMITED RECOURSE   MANAGED

--------------------------------------------------------------------------------------------------

                                                                   (DOLLARS ARE IN MILLIONS)

REAL ESTATE CHARGE-OFFS AND REO EXPENSE:
THREE MONTHS ENDED SEPTEMBER 30, 2005
Real estate charge-offs and REO expense.....................  $   163         $ --         $   163
Average real estate secured receivables.....................   74,369           --          74,369
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................      .88%          --             .88%
                                                              =======         ====         =======
THREE MONTHS ENDED JUNE 30, 2005
Real estate charge-offs and REO expense.....................  $   147         $ --         $   147
Average real estate secured receivables.....................   70,205           12          70,217
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................      .84%          --             .84%
                                                              =======         ====         =======
THREE MONTHS ENDED SEPTEMBER 30, 2004
Real estate charge-offs and REO expense.....................  $   189         $ --         $   189
Average real estate secured receivables.....................   57,570          171          57,741
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................     1.31%          --            1.31%
                                                              =======         ====         =======


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        16

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                                                          SERVICED WITH
                                                               OWNED     LIMITED RECOURSE   MANAGED

----------------------------------------------------------------------------------------------------

                                                                    (DOLLARS ARE IN MILLIONS)

CREDIT LOSS RESERVES:
THREE MONTHS ENDED SEPTEMBER 30, 2005
Reserves for receivables at beginning of quarter............  $  3,756       $   525        $  4,281
Provision for credit losses.................................     1,361           (23)          1,338
Charge-offs, net of recoveries..............................      (902)         (150)         (1,052)
Other, net..................................................         5            (1)              4
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  4,220       $   351        $  4,571
Receivables.................................................  $128,722       $ 6,759        $135,481
Credit loss reserves as a percent of receivables............      3.28%         5.19%           3.37%
                                                              --------       -------        --------
THREE MONTHS ENDED JUNE 30, 2005
Reserves for receivables at beginning of quarter............  $  3,581       $   661        $  4,242
Provision for credit losses.................................     1,031            52           1,083
Charge-offs, net of recoveries..............................      (844)         (184)         (1,028)
Other, net..................................................       (12)           (4)            (16)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,756       $   525        $  4,281
Receivables.................................................  $118,761       $ 8,980        $127,741
Credit loss reserves as a percent of receivables............      3.16%         5.85%           3.35%
                                                              --------       -------        --------
THREE MONTHS ENDED SEPTEMBER 30, 2004
Reserves for receivables at beginning of quarter............  $  3,795       $ 1,904        $  5,699
Provision for credit losses.................................     1,123          (232)            891
Charge-offs, net of recoveries..............................      (969)         (394)         (1,363)
Other, net..................................................         4           (32)            (28)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,953       $ 1,246        $  5,199
Receivables.................................................  $106,437       $20,175        $126,612
Credit loss reserves as a percent of receivables............      3.71%         6.18%           4.11%
                                                              --------       -------        --------
NONPERFORMING ASSETS:
SEPTEMBER 30, 2005
Nonaccrual receivables......................................  $  3,273       $   268        $  3,541
Accruing receivables 90 or more days delinquent.............       563            41             604
Renegotiated commercial loans...............................        --            --              --
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,836           309           4,145
Real estate owned...........................................       462            --             462
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,298       $   309        $  4,607
Credit loss reserves as a percent of nonperforming
  receivables...............................................     110.0%           --           110.3%
                                                              --------       -------        --------
JUNE 30, 2005
Nonaccrual receivables......................................  $  3,008       $   340        $  3,348
Accruing receivables 90 or more days delinquent.............       482            55             537
Renegotiated commercial loans...............................         1            --               1
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,491           395           3,886
Real estate owned...........................................       459            --             459
                                                              --------       -------        --------
Total nonperforming assets..................................  $  3,950       $   395        $  4,345
Credit loss reserves as a percent of nonperforming
  receivables...............................................     107.6%           --           110.2%
                                                              --------       -------        --------
SEPTEMBER 30, 2004
Nonaccrual receivables......................................  $  2,891       $   585        $  3,476
Accruing receivables 90 or more days delinquent.............       905           296           1,201
Renegotiated commercial loans...............................         1            --               1
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,797           881           4,678
Real estate owned...........................................       601            --             601
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,398       $   881        $  5,279
Credit loss reserves as a percent of nonperforming
  receivables...............................................     104.1%           --           111.1%
                                                              --------       -------        --------


                                        17






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 November 2005